Exhibit 99.1

2020.01.31   Press Release

FRONTEO Announces Plan to Delist American Depositary Receipts from NASDAQ Global Market and Deregister with U.S. Securities and Exchange Commission

FRONTEO, Inc., Tokyo— FRONTEO, Inc. (NASDAQ: FTEO) (TSE: 2158), a leading provider of artificial intelligence based big data analysis services, announced that its board of directors resolved, at a meeting held on January 23, 2020, to delist its American Depositary Receipts (“ADRs”) from the NASDAQ Global Market (“NASDAQ”) and submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”). The Company has also announced that it has notified NASDAQ of its intention to delist its ADRs voluntarily. The Company will continue to be listed on Tokyo Stock Exchange.

The Company listed its ADRs on NASDAQ in May 2013 to raise its profile and enhance its brand value in the United States, where the market for the Company’s longstanding business, analysis and disclosure of electronic evidence services (eDiscovery) originated. Since then, the Company has taken steps to promote active information disclosure to its shareholders and investors, including the fulfilment of disclosure obligations under the Securities Exchange Act, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the establishment of internal control systems as required by the Sarbanes-Oxley Act. Meanwhile, the external environment has changed due to the internationalization of the Japanese securities market, as demonstrated by the increase in trading by investors overseas.

Since listing on NASDAQ, the Company has widened its operations across the United States and successfully expanded its business. In addition, through building a relationship with major law firms in the United States, the Company has been able to lay a solid foundation for today’s review process using AI technology. At this point, the Company believes that it has achieved the objectives it had in listing the ADRs.

Given the substantial cost of the financial closing process and other activities to maintain the listing and considering all facts and circumstances, the Company has made the decision to divert its financial and human resources towards its transition to an AI-based business model. Consequently, the Company has also decided to apply for voluntary delisting from NASDAQ and deregistration from the SEC.

The Company is scheduled to file a Form 25 with the SEC on February 3, 2020, and the NASDAQ delisting is expected to become effective on February 13, 2020. After the NASDAQ delisting becomes effective on February 13, 2020, the Company will file a Form 15-F with the SEC to terminate the Company’s ongoing disclosure obligations under the Securities Exchange Act. Termination of the deposit agreement with the depositary bank (i.e., termination of the ADR program) is expected to become effective on March 2, 2020, and deregistration from the SEC is expected to become effective on May 3, 2020. Finally, Termination of the Company’s ongoing disclosure obligations under the Securities Exchange Act is expected to become effective on May 13, 2020. (All times are in Eastern Standard Time.)

About FRONTEO, Inc.

FRONTEO was founded in Japan in 2003 as a technology-enabled eDiscovery and litigation support services provider. By expertly leveraging proprietary technology to boost operational efficiency, the company has expanded globally and into the healthcare and marketing markets. In the U.S., FRONTEO leverages the right mix of best-in-class and proprietary technologies to provide ultra-efficient litigation support services across the entire eDiscovery Reference Model (EDRM). FRONTEO’s proprietary AI technology, KIBIT, supports the analysis of big data based on big data analysis, behavior informatics and knowledge acquired through its experience in providing litigation support services.

For more information about FRONTEO, contact global_pr@fronteo.com or visit https://www.fronteo.com/global/.